Exhibit 99.2

SAVERONE 2014 LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of SaverOne 2014 Ltd. (the “Company”) hereby appoints Ori Gilboa, Chief Executive Officer, and Omri Hagai, Chief Financial Officer, or any of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the ordinary shares of the Company which the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company at Em Hamoshavot Rd. 94, Petah Tikva, Israel, on Sunday, January 19, 2025, at 3:00 p.m. Israel time and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement relating to the Meeting.

The undersigned acknowledges receipt of the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

SAVERONE 2014 LTD.

JANUARY 19, 2025

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS FOR THE MEETING

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK
YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To approve an increase of the Company’s registered share capital from NIS 10,000,000, divided into 1,000,000,000 Ordinary Shares each to NIS 50,000,000 divided into 5,000,000,000 Ordinary Shares and to amend the Company’s Articles of Association accordingly

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.	To approve the division of the Board into staggered three-year terms and to amend the Company’s Articles of Association accordingly.

☐	FOR	☐	AGAINST	☐	ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

[●], 202_
NAME	SIGNATURE	DATE

r [●], 202__
NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.